December 11, 2012

Ms. Christina DiAngelo

U.S. Securities and Exchange Commission

450 5th Street, NW

Washington, D.C. 20549

Re: Nuveen Closed-End and Open-End Funds - Sarbanes Oxley Review

Dear Christina:

This letter addresses your comments provided in a telephone discussion on September 25, 2012. Each comment is shown below followed by our response. Unless otherwise noted, the responses relate to all funds listed on Appendix A attached hereto.

1)	Comment: (a) For the following N-SAR filings, the name of the accounting firm issuing the report is missing from the following funds’ Accountants Report on Internal Control. File amended reports to include the complete Accountants Report on Internal Control.

File Number	Registrant	Date Filed
811-21494	Nuveen Floating Rate Income Fund	September 30, 2011
811-21579	Nuveen Floating Rate Income Opportunity Fund	September 30, 2011
811-22023	Nuveen Managed Accounts Portfolios Trust	September 29, 2011
811-09571	Nuveen Senior Income Fund	September 29, 2011
811-22518	Nuveen Short Duration Credit Opportunities Fund	September 29, 2011
811-05309	Nuveen Investment Funds, Inc.	August 29, 2011
811-05309	Nuveen Investment Funds, Inc. (also missing city and state)	February 2, 2012

Comment: (b) For the following N-SAR filing, the city and state of the accounting firm issuing the report is missing from the Accountants Report on Internal Control. Ensure that all future filings of this report contain the city and state of the accounting firm issuing the report. File an amended report to include the complete Accountants Report on Internal Control.

File Number	Registrant	Date Filed
811-07619	Nuveen Investment Trust	August 29, 2011

Response: We are currently in the process of taking the necessary steps to amend the filings in the aforementioned tables. To amend these filings under our current N-SAR application, which is disc operating system (DOS) based, we would need to recreate the answer file (“answer.fil”) originally filed with the complete Accountants Report on Internal Control. We are currently in the process of obtaining a new web based N-SAR application with RR Donnelley, which will allow us to edit the answer.fil without a complete recreation. Assuming a timely installation of this N-SAR application, we expect to amend the filings as requested within thirty days of this response.

2)	Comment: (a) In future N-CSR filings, for Item 4 (b), (c) and (d) provide more details on what services comprise “Audit Related Fees,” “Tax Fees,” and “Other.”

Response: Items 4(b), (c) and (d) of Form N-CSR are as follows:

4 (b) Disclose, under the caption Audit-Related Fees, the aggregate fees billed in each of the last two fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit of the registrant’s financial statements and are not reported under paragraph (a) of this Item. Registrants shall describe the nature of the services comprising the fees disclosed under this category.

4 (c) Disclose, under the caption Tax Fees, the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning. Registrants shall describe the nature of the services comprising the fees disclosed under this category.

4 (d) Disclose, under the caption All Other Fees, the aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant, other than the services reported in paragraphs (a) through (c) of this Item. Registrants shall describe the nature of the services comprising the fees disclosed under this category.

In accordance with Item 4 (b), (c) and (d) of Form N-CSR, we will further describe the nature of services comprising “Audit Related Fees,” “Tax Fees” and “All Other Fees” in our future N-CSR filings. The Nuveen funds’ current disclosures are as follows:

Item 4 (b): “Audit-Related Fees” are the aggregate fees billed for assurance and related services reasonably related to the performance of the audit or review of financial statements that are not reported under “Audit Fees”.

Item 4(c): “Tax Fees” are the aggregate fees billed for professional services for tax advice, tax compliance, and tax planning.

Item 4(d) (for Nuveen open-end funds): “All Other Fees” are the aggregate fees billed for products and services other than “Audit Fees”, “Audit-Related Fees” and “Tax Fees”.

Item 4(d) (for Nuveen closed-end funds): “All Other Fees” are the aggregate fees billed for products and services for agreed upon procedures engagements performed for leveraged funds.

At the current time, the Nuveen funds contemplate the following as an example of what the disclosure will resemble going forward that will be revised as needed to reflect the actual services provided to the funds:

Item 4 (b): “Audit-Related Fees” are the aggregate fees billed for assurance and related services reasonably related to the performance of the audit or review of financial statements that are not reported under “Audit Fees”. These fees include leverage offerings as well as comfort letters for seed and shelf offerings.

Item 4(c): “Tax Fees” are the aggregate fees billed for professional services for tax advice, tax compliance, and tax planning. These fees include: all global withholding tax services; excise and state tax reviews; and capital gain, tax equalization and taxable basis calculations performed by the principal accountant.

Item 4(d) (for Nuveen open- and closed-end funds): “All Other Fees” are the aggregate fees billed for products and services other than “Audit Fees”, “Audit-Related Fees” and “Tax Fees”. These fees represent all “Agreed-Upon Procedures” engagements pertaining to preferred stock, commercial paper and registration statements.

Our next N-CSR filings are scheduled to be filed on or around December 6, 2012.

Comment: (b) In future N-CSR filings, Item 4(f) of the filing should be addressed, even if not applicable.

Response: Item 4(f) of Form N-CSR is as follows:

(f)	If greater than 50 percent, disclose the percentage of hours expended on the principal accountant’s engagement to audit the registrant’s financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees.

In our experience, the answer for this response has always been “not applicable.” At the current time, the Nuveen funds contemplate the following as an example of what the disclosure will resemble going forward:

Less than 50 percent of the hours expended on the principal accountant’s engagement to audit the registrant’s financial statements for the most recent fiscal year were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees.

3)	Comment: Why were the following amended filings made? In the future, include a cover sheet detailing the reason for the amended filing. In addition, whenever amended filings are made and those filings include certifications, the certifications should be updated to the date of the amended filing, even if the amended filings are made one day later than the original filing. For example, the Form N-Q/A filed on September 1, 2010, for Nuveen Texas Quality Income Municipal Fund contains certifications dated June 29, 2010.

Item	Registrant	Form	Filing Date
1.	Nuveen Investment Funds, Inc.	N-CSR/A	February 8, 2012
2.	Nuveen Diversified Dividend & Income Fund	N-CSR/A	March 14, 2012
3.	Nuveen Arizona Dividend Advantage Municipal Fund 3	N-SAR-A/A	November 1, 2011
4.	Nuveen California Dividend Advantage Municipal Fund	N-SAR-A/A	November 1, 2011
5.	Nuveen California Dividend Advantage Municipal Fund 3	N-SAR-A/A	November 1, 2011
6.	Nuveen California AMT-Free Municipal Income Fund	N-SAR-A/A	November 1, 2011
7.	Nuveen Investment Funds, Inc.	N-SAR-A/A	January 12, 2012
8.	Nuveen Municipal Trust	N-SAR-A/A	January 12, 2012
9.	Nuveen Investment Funds, Inc.	N-SAR-B/A	January 13, 2012
10.	Nuveen New Jersey Dividend Advantage Municipal Fund 2	N-SAR-A/A	January 17, 2012
11.	Nuveen New Jersey Dividend Advantage Municipal Fund	N-SAR-A/A	January 17, 2012 2 filings
12.	Nuveen New Jersey Municipal Value Fund	N-SAR-A/A	January 17, 2012
13.	Nuveen New Jersey Premium Income Municipal Fund, Inc.	N-SAR-A/A	January 17, 2012
14.	Nuveen New Jersey Investment Quality Municipal Fund, Inc.	N-SAR-A/A	January 17, 2012
15.	Nuveen Pennsylvania Investment Quality Municipal Fund, Inc.	N-SAR-A/A	January 17, 2012
16.	Nuveen Pennsylvania Premium Income Municipal Fund 2	N-SAR-A/A	January 17, 2012
17.	Nuveen Pennsylvania Dividend Advantage Municipal Fund 2	N-SAR-A/A	January 17, 2012
18.	Nuveen Pennsylvania Dividend Advantage Municipal Fund	N-SAR-A/A	January 17, 2012
19.	Nuveen Pennsylvania Municipal Value Fund	N-SAR-A/A	January 17, 2012
20.	Nuveen Municipal Opportunity Fund Inc.	N-SAR-B/A	January 17, 2012
21.	Nuveen Dividend Advantage Municipal Income Fund	N-SAR-B/A	January 17, 2012
22.	Nuveen Quality Municipal Fund Inc.	N-SAR-B/A	January 17, 2012
23.	Nuveen AMT-Free Municipal Income Fund	N-SAR-B/A	January 17, 2012
24.	Nuveen Multi-Currency Short-Term Gov’t Income Fund	N-SAR-A/A	September 8, 2011
25.	Nuveen Municipal Trust	N-SAR-A/A	May 16, 2012
26.	Nuveen Investment Funds, Inc.	N-SAR-B/A	February 29, 2012
27.	Nuveen Texas Quality Income Municipal Fund	N-Q/A	September 1, 2010
28.	Nuveen Senior Income Fund	N-Q/A	June 30, 2011
29.	Nuveen Floating Rate Income Fund	N-Q/A	June 30, 2011
30.	Nuveen Floating Rate Income Opportunity Fund	N-Q/A	June 30, 2011
31.	Nuveen Investment Trust III	N-Q/A	August 30, 2011
32.	Nuveen Investment Funds, Inc.	N-Q/A	October 13, 2011
33.	Nuveen Investment Funds, Inc.	N-Q/A	October 13, 2011

Response: The filings in the aforementioned table will be referred to in this response by their “Item” number as identified in the first column. As indicated in the attached Appendix A, at the time of the Staff’s review the Nuveen Funds were comprised of approximately 230 funds with eleven fiscal year ends. Because the funds continuously report throughout the course of the year we experience “peaks” and “valleys” in our reporting cycles. Consequently, the “peaks” in our reporting cycles lead to instances where a high volume of edits are communicated to our staff and/or print vendors in the days immediately preceding the printing and/or filing of shareholder information. This was consequently the primary result for a majority of the amended filings questioned by the Staff. In future amended filings, we will include an explanatory cover memo and updated certifications.

Item #1

Form N-CSR/A filed on February 8, 2012, for Item #1 was completed to correct the total returns presented in the October 31, 2011, annual report for the Nuveen Tactical Market Opportunities Fund (“TMO”). TMO’s total returns for Class A Shares and Class C Shares were misstated in its Financial Highlights as follows:

Class A Shares: Original Total Return 6.61%; Corrected Total Return 5.95%

Class C Shares: Original Total Return 5.87%; Corrected Total Return 5.48%

As discussed with you on February 22, 2012, in addition to amending the Form N-CSR we also corrected the Fund’s shareholder report posted on the fund’s website.

Item #2

Form N-CSR/A filed on March 14, 2012, for Item #2 was completed to include Wellington Management’s proxy voting policies and procedures that were referenced within Item 7 of the filing but inadvertently left out by our print vendor upon their conversion of the filing from HTML to Edgar format.

Item #3 through #6

Forms N-SAR-A/A filed on November 1, 2011, for Items #3 through #6 were completed to include Exhibit 77E, Legal Proceedings, which was inadvertently excluded from each filing.

Items #7 through #19

Forms N-SAR-A/A filed on January 12, 2012, for Items #7 and #8, Form N-SAR-B/A filed on January 13, 2012, for Item #9, and Forms N-SAR-A/A filed on January 17, 2012, for Items #10 through #19 were completed to correct financial statement data provided in each Form’s original filing. For each item, it was discovered that a draft shareholder report, rather than the final shareholder report, had been utilized to answer certain questions in the Form, resulting in the inclusion of incorrect financial statement data.

We have enhanced our procedures around our N-SAR filing process to prevent a repeat of these occurrences. As part of those enhancements, we are currently in the process of obtaining a new web based N-SAR application, which will allow for a more timely preparation and review process of the filings.

The second Form N-SAR-A/A filed on January 17, 2012 for Item #11, was to include Exhibit 77E, Legal Proceedings, which was inadvertently excluded from the Form N-SAR-A/A filing.

Item #20 through Item #23

Forms N-SAR-B/A filed on January 17, 2012, for Items #20 through #23 were completed to correct the funds’ top ten total purchases and sales in questions 23C and 23D, respectively.

Item #25

Form N-SAR-A/A filed on May 16, 2012, for Item #25 was completed to add the name of fund number two within the trust as required by question 7 C020200, which was inadvertently excluded from the filing.

Item #26

Form N-SAR-B/A filed on February 29, 2012, was completed to restate certain financial statement information for Nuveen Real Estate Securities Fund for the fiscal year ended October 31, 2011, and to replace the Accountants Report on Internal Control in Exhibit 77B in conjunction with the matter.

Item #27

Form N-Q/A filed on September 1, 2010, for Item #27 was completed to reinsert a page that was inadvertently left out of the original Form N-Q filed by our print vendor upon their conversion of the filing from HTML to Edgar format.

Items #28 through #31

Forms N-Q/A filed on June 30, 2011, for Items #28 through #30 and August 30, 2011, for Item #31 were completed to reflect edits our print vendor was unable to incorporate into the filing prior to the 4:30 p.m. CT filing deadline. The filings were amended immediately upon receipt of the completed edits.

Items #32 and #33

Forms N-Q/A filed on October 13, 2011, for Items #32 and #33 were completed to correct the funds’ Accounting Standards Codification 820 (“ASC 820”) fair value measurement disclosures included within the portfolios of investments. The review of the ASC 820 disclosures included within the original filing was performed by an individual other than the Fund Administration – Financial Reporting manager typically responsible for overseeing the ASC 820 review process, as he was out of the office on holiday immediately preceding and on the original filing date. Upon his return, he re-performed the ASC 820 review and identified differences we believed should be corrected. We have since then enhanced our overall ASC 820 procedures by familiarizing other higher level individuals within the Financial Reporting department with such reviews.

4)	Comment: For those Nuveen closed-end funds that had lawsuits related to Auction Rate Preferred Shares (“ARPS”), the SEC staff did not observe the filed complaints as required by Section 33 of the 1940 Act.

Response: Twenty-three of the affected funds filed the relevant Complaint with the Securities and Exchange Commission (“SEC”) on August 20, 2010, in paper form. We can provide you with versions that are receipt-stamped by the SEC staff if you desire. Following the submissions by those funds, the plaintiffs named an additional eleven funds to the matter, but for which Section 33 filings were inadvertently omitted. Upon final disposition of the case, all thirty-four affected funds filed the court’s order dismissing the case with prejudice pursuant to Rule 33 on January 3, 2012, in paper form. We can also provide you with a receipt-stamped copy of that filing if you desire.

5)	Comment: Nuveen Investment Funds, Inc. filed a Form N-SAR-B on February 29, 2012. This filing includes EX-99.77K CHNG ACCNT but the attachment does not include the named accountant. File an amended filing to include the completed attachment. Attachment A to this filing lists the Nuveen funds impacted. Also, the SEC staff did not observe Nuveen Global Infrastructure Fund or Nuveen Real Asset Income Fund in the Attachment A.

Response: We have reviewed the filing and observed that the Nuveen Global Infrastructure Fund is included on the aforementioned Attachment A as “Nuveen Global Infrastructure.” Nuveen Real Asset Income Fund commenced operations on September 13, 2011 and PricewaterhouseCoopers, LLP was appointed as the fund’s accountant. As such, the Nuveen Real Asset Income should not be included in the aforementioned Attachment A as the fund was not previously audited by another accountant. We expect to amend this filing to include the name of the accounting firm issuing the Accountants Report on Internal Control within thirty days of this response.

6)	Comment: Item 11 of Form N-CSR for Nuveen Global Infrastructure Fund, Nuveen Real Estate Securities Fund and Nuveen Real Asset Income Fund for the fiscal year ended December 31, 2011, filed on February 29, 2012, indicates a restatement to the financial statements for the fiscal year ended October 31, 2011. What controls and/or procedures have been enhanced and/or implemented to prevent such a recurrence, and did this breakdown in internal controls only impact the fiscal year ended October 31, 2011?

Response: The Nuveen Real Estate Securities Fund (“NRESF”) invests a substantial portion of its assets in real estate investment trusts (REITs). NRESF (along with several other Nuveen funds) participates in a securities lending program. Under this program, NRESF loans securities, including REIT securities, to broker-dealers, banks and other institutional securities borrowers. Pursuant to the terms of NRESF’s securities lending agreement, for any REIT security that was “on loan” on the record date for a distribution payment, NRESF received a payment from the borrower in lieu of the actual distribution paid by the REIT (“In-Lieu Payments”).

NRESF’s original financial statements and financial highlights (collectively, the “financial statements”) for the fiscal year ended October 31, 2011, reflected reclassifications of distributions from NRESF’s REIT investments from “net investment income (loss)” to “net realized gain (loss) from investments” and to “change in net unrealized appreciation (depreciation) of investments” (“REIT Reclassifications”). Upon further investigation in the course of preparing the financial statements for the 2-month stub annual period ended December 31, 2011 it was determined that the amounts of these REIT Reclassifications reported by NRESF for the fiscal year ended October 31, 2011, had not been properly determined because they included amounts related to In-Lieu Payments, which are not eligible for reclassification. In order to properly reflect the appropriate amounts of the various types of income or gain/loss, the financial statements for the year ended October 31, 2011 were restated to undo the reclassification of amounts attributable to In-Lieu Payments. Neither NRESF’s net asset value nor its total returns for that fiscal period, or any other, were impacted.

In addition to the impact on the fiscal year ended October 31, 2011 discussed above, the improper re-classification of In-Lieu payments by NRESF also impacted fiscal years ended October 31, 2007, October 31, 2008, October 31, 2009 and October 31, 2010, but the amounts and impact of those improper re-classifications were not material to the financial statements of NRESF for those periods and no re-statements of shareholder reports were deemed necessary with respect to those periods.

7)	Comment: The SEC staff did not observe a recent Form N-PX filing for Nuveen Tax-Advantaged Floating Rate Fund. Please complete such filing, if necessary.

Response: Nuveen Tax-Advantaged Floating Rate Fund liquidated on June 27, 2012 and its Form N-PX filing was completed on September 28, 2012. We are currently in the process of obtaining the necessary data to file a Form N-8F for the fund and expect to complete the filing with the SEC by the end of December 2012.

8)	Comment: The Nuveen.com website shows for leveraged Closed-End Funds (“CEFs”) two different expense ratios: one based on “Common Shares,” the other based on “Total Fund” An example of such a table:

	Total Fund	Common Shares
Management Fees	0.59%	0.90%
Interest Expenses	0.44%	0.64%
Other Expenses	0.09%	0.13%
Total	1.12%	1.67%

The Staff believes that it is inherently misleading for a leveraged CEF to quote expense figures using “total fund net assets” as the denominator. First, generally accepted accounting principles (“GAAP”) specifies that expense figures be quoted using “net assets attributable to common shares” as the denominator. Second, no shareholder, common or preferred, actually “experiences” or pays the lower expense percentages expressed as a percentage of total fund net assets, and therefore those figures do not have any concrete meaning for shareholders. Accordingly, the Staff requests that these funds consider removing the expense figures based on total fund net assets from such tables, and include those figures in a much less prominent place, such as a footnote.

Response: Nuveen respectfully but strongly disagrees with any assertion that a leveraged CEF’s expense figures quoted as a percentage of total fund net assets are “not meaningful” and/or “inherently misleading” when such figures are accompanied by expense figures quoted as a percentage of common share net assets in equal prominence. Indeed, we believe that, for certain important purposes the total fund net asset figures are more meaningful and insightful than the common share net asset-based expense figures.

We agree with the Staff’s position that expenses expressed as a percentage of the net assets attributable to a CEF’s common shares is a relevant and meaningful indicator of expenses, because it is the common shareholders who end up paying, and therefore “experiencing”, those expenses. However, it is Nuveen’s and the Nuveen Funds’ view – and we believe that it is a commonly held view in the industry– that expense figures should also provide a shareholder or other investor a perspective on what proportion of a fund portfolio’s return-generating power is being reduced by the so-called “friction” associated with expenses. In a leveraged CEF, the returns of the fund are being generated on the total amount of the fund’s assets, not just on the amount of assets attributable to the fund’s common shares. Likewise, and perhaps more importantly to this discussion, fund expenses are by and large being generated and “experienced” at the total fund level, not at the common shareholder level. For example, management fees of the Nuveen CEFs are computed and paid based on the fund’s total net assets, and not on assets attributable to just the common shares. Similarly, most other types of expenses (e.g., audit, custodian, legal) are incurred with respect to or by reference to the entire fund, and not just to that portion of the fund or its assets that are attributable to common shares.

In a simple, non-leveraged example, a bond fund whose portfolio generates a 5% gross return and pays 1% in total expenses would experience a reduction of 20% of its return due to this “expense friction”. A fund that generates the same gross return with less “expense friction” than another fund could be thought of as producing that gross return more “efficiently.” Thus, expense figures provide investors with important indicators of a fund’s “expense efficiency”, and investors often wish to compare the expense efficiency of competing funds.

In an analogous but inherently more complicated leveraged CEF situation, quoting only expense figures (management fees, other expenses, and total expenses) based on common share net assets prevents the investor from truly being able to gauge a fund’s “expense efficiency”, because that set of expense figures would vary between two otherwise identical funds with identical fund-level expenses but differing leverage ratios in general proportion to those leverage ratios. The more highly levered fund will show higher expenses expressed as a percentage of common share net assets than the less levered fund, and will appear, falsely, to be less “expense efficient” than that less levered fund. And even that less-levered fund will appear to be less “expense efficient” than a non-levered fund. For example, a levered fund having a 33.3% leverage ratio ($33.33 of leveraging instrument for every $100 of total assets) and paying a management fee equal to .50% of fund net assets would show a management fee based on common share net assets of .75%, while a levered fund with a 20% leverage ratio and paying that same .50% management fee would show a management fee based on common share net assets of .625%, and a non-levered fund paying that same management fee would of course show a management fee of .50%. Investors in the latter fund would believe, based on those common share net asset-based expense figures, that their fund’s investment adviser was receiving a lower management fee than the adviser of the other funds, when in fact that was not the case.

Indeed, quoting only common share net asset-based expense figures without accompanying them with the CEF’s total fund net asset-based expense figures could even prove potentially misleading to investors, for example, in the circumstance where the more highly levered fund was actually paying lower management fees, custodian fees, audit fees, etc. on fund assets than a less-levered fund or especially a non-levered fund, but would still be quoting a higher set of expense ratios, for the mathematical reasons discussed above. Thus, providing a leveraged fund’s expense figures expressed as a percentage of total net assets (in addition to quoting its expense figures as a percentage of common share net assets) provides investors with the ability to compare the “expense efficiency” of leveraged funds with non-leveraged funds, and to compare the “expense efficiency” of funds having different leverage levels, on an apples-to-apples basis, in the sense that it shows the expenses generated by each dollar of assets of each of the funds being compared. So long as such total fund net asset-based expense figures are accompanied, with equal prominence, with common share net asset-based expense figures, the reader or investor cannot fairly claim to be misled by the former figures. Therefore, we intend to continue to quote expense figures as a percentage of total fund net assets side-by-side with expense figures quoted as a percentage as common share net assets.

9)	Comment: The Nuveen Santa Barbara International Growth Fund changed its index during the fiscal year ended July 31, 2011, but management’s discussion of fund performance (“MDFP”) did not include a reason for the change in index and the value with the former index as required under Form N-1A Item 27(b)(7) Instruction 7. Specifically, Item 27(b)(7)Instruction 7 reads as follows:

Excerpt from Item 27

(b) Annual Report. Every annual report to shareholders required by rule 30e-1 must contain the following:

(7) Management’s Discussion of Fund Performance. Disclose the following information unless the Fund is a Money Market Fund:

(ii)	(A) Provide a line graph comparing the initial and subsequent account values at the end of each of the most recently completed 10 fiscal years of the Fund (or for the life of the Fund, if shorter), but only for periods subsequent to the effective date of the Fund’s registration statement. Assume a $10,000 initial investment at the beginning of the first fiscal year in an appropriate broad-based securities market index for the same period.

(B) In a table placed within or next to the graph, provide the Fund’s average annual total returns for the 1-, 5-, and 10-year periods as of the end of the last day of the most recent fiscal year (or for the life of the Fund, if shorter), but only for periods subsequent to the effective date of the Fund’s registration statement. Average annual total returns should be computed in accordance with Item 26(b)(1). Include a statement accompanying the graph and table to the effect that past performance does not predict future performance and that the graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

Instruction 7 is as follows:

Change in Index. If the Fund uses an index that is different from the one used for the immediately preceding fiscal year, explain the reason(s) for the change and compare the Fund’s annual change in the value of an investment in the hypothetical account with the new and former indexes.

Please explain why the fund did not include a reason for the change in index and the value of the former index. This comment also applies to the following funds:

•	Nuveen High Yield Municipal Bond Fund – April 30, 2012, annual report
•	Nuveen Intermediate Duration Municipal Bond Fund – April 30, 2012, annual report
•	Nuveen Intermediate Term Bond Fund – June 30, 2012, annual report

Response: Following is a detailed discussion of each of the four instances cited, followed by a discussion of our remediative steps:

a.	The MSCI EAFE Index was approved by the Fund’s Board as the designated broad-based market index for the Nuveen Santa Barbara International Growth Fund (formerly known as Nuveen Santa Barbara International Equity Fund) at inception of the fund. However, the July 31, 2010, annual report for the fund incorrectly disclosed the fund’s index as the MSCI World Index. This was corrected in the July 31, 2011, report. As you noted, however, neither the reason for the change nor the performance of the former index was included in the report. The total return performance for the MSCI World Index for the 1-year and since inception periods as reported in the July 31, 2010, annual report were 10.40% and 23.55%, respectively. The total return performance for the MSCI EAFE Index for the same periods is 6.26% and 22.55%, respectively, so the fund’s relative-to-benchmark performance would have been more favorable if the comparison in the report as published had been to the correct index.

b.	The designated broad-based market index for Nuveen High Yield Municipal Bond Fund changed during the fund’s fiscal year ended April 30, 2012, from the Standard & Poor’s (S&P) High Yield Municipal Bond Index to the S&P Municipal Yield Index. The change was made because the new index more closely reflects the Fund’s investment universe. The performance of both the old and the new index, as well as the reason for the index change, were included in the Fund’s prospectus dated August 31, 2012. However, there was no mention in the April 30, 2012 annual report of the broad based market index change or the reason for that change, and that report failed to include the performance information for the former index in addition to the new, current indexes.

c.	The designated broad-based market index for Nuveen Intermediate Duration Municipal Bond Fund did not change during the fund’s fiscal year ended April 30, 2012. The index disclosed in the fund’s April 30, 2012, annual report reflected the index’s current name of S&P Intermediate Municipal Bond Index, which was previously known as S&P National Intermediate Municipal Bond Index. In future shareholder reports, we will disclose index name changes within their definition as needed.

d.	The designated broad-based market index for Nuveen Intermediate Term Bond Fund changed during the fund’s fiscal year ended April 30, 2012 from the Barclays Capital Intermediate Government/Credit Bond Index to the Barclays Aggregate Bond Index. The change was made because the new index more closely reflects the Fund’s investment universe. The performance of both the former and the new index, as well as the reason for the index change, were included in the Fund’s prospectus dated October 31, 2012. In the shareholder report, the change to this new broad-based market index was mentioned in the introduction to the MDFP section of the April 30, 2012 shareholder report (page 8). The MDFP narrative also discussed the Fund’s performance relative to the old benchmark (page 12). However, that report failed to include the performance information for the former index in addition to the current index in the performance table and chart or the rationale for the change in index.

10)	Comment: In the July 31, 2011, annual report for Nuveen Winslow Large Cap Growth Fund, the value of the index disclosed within the “Growth of An Assumed $10,000 Investment” chart is greater than the value disclosed for the fund’s Class A Shares at net asset value (“NAV”), but the since inception total return at NAV disclosed for the fund is greater than the index. Please investigate.

Response: The values disclosed for Nuveen Winslow Large Cap Growth Fund within the “Growth of An Assumed $10,000 Investment” chart for the life of the Fund ended July 31, 2011, were incorrect. The correct values are as follows:

	Disclosed Value	Correct Value
Nuveen Winslow Large-Cap Growth Fund (NAV)	$15,299	$16,232
Nuveen Winslow Large-Cap Growth Fund (Offering Price)	$14,419	$15,298
Russell 1000 Growth Index	$15,356	$16,114

11)	Comment: For those funds that invested in derivatives during their fiscal year, the shareholder reports’ MDFP disclosed that the funds did invest in derivatives but did not discuss how the derivatives affected fund performance. The SEC staff gave examples of several of those funds, including:
•	Nuveen Global Value Opportunities Fund – December 31, 2011, annual report
•	Nuveen Core Equity Alpha Fund – December 31, 2011, annual report
•	Nuveen Senior Income Fund – July 31, 2011, annual report
•	Nuveen Floating Rate Income Fund – July 31, 2011, annual report
•	Nuveen Floating Rate Income Opportunity Fund – July 31, 2011, annual report
•	Nuveen Quality Preferred Income Fund – July 31, 2011, annual report
•	Nuveen Quality Preferred Income Fund 2 – July 31, 2011, annual report
•	Nuveen Quality Preferred Income Fund 3 – July 31, 2011, annual report

Response: We have expanded our disclosure in the MDFPs to include how a fund’s use of derivatives impacted performance during the reporting period if the fund used derivatives as a form of leverage and/or if the fund’s use of derivatives had a material impact on its performance.

12)	Comment: If the funds are invested in derivatives at the end of the reporting period, consider including the total investment exposure of those derivatives in the funds’ pie chart and tabular disclosures included within shareholder reports. The SEC staff indicated no written response was necessary for this comment.

Response: Since the staff has indicated that no response is necessary, we have not included such a response herein, but will provide additional information on this topic supplementally.

13)	Comment: Those funds that elected to retain a portion of their realized long-term capital gains disclose in their shareholder reports the total returns including the retained gain tax credit/refund and excluding the retained gain tax credit/refund. It is the SEC staff’s position that the total returns including the retained gain tax credit/refund be removed. The SEC gave examples of those funds, including;

•	Nuveen Diversified Dividend and Income Fund
•	Nuveen Global Value Opportunities Fund

Response: Set forth below is the relevant disclosure from one of the two funds cited by the staff (Nuveen Global Value Opportunities Fund (JGV)):

[Share Distributions and Price Information Section]

The following table provides information regarding the Fund’s distributions and total return performance for the fiscal year ended December 31, 2011. This information is intended to help you better understand whether the Fund’s returns for the specified time period were sufficient to meet the Fund’s distributions.

As of 12/31/11	JGV
Inception date	7/24/06
Fiscal year (calendar year) ended December 31, 2011:
Per share distribution:
From net investment income	$0.83
From long-term capital gains	0.18
From short-term capital gains	0.28
Return of capital	0.08
Total per share distribution	$1.37

Distribution rate on NAV	8.10%

Average annual total returns:
Excluding retained gain tax credit/refund**:
1-Year on NAV	-10.28%
5-Year on NAV	4.72%
Since inception on NAV	6.04%

Including retained gain tax credit/refund**:
1-Year on NAV	-10.28%
5-Year on NAV	4.89%
Since inception on NAV	6.20%

**	The Fund elected to retain a portion of its realized long-term capital gains for the tax year ended December 31, 2007, and pay required federal corporate income taxes on this amount. As reported on Form 2439, shareholders on record date must include their pro-rata share of these gains on their applicable federal tax returns, and are entitled to take offsetting tax credits, for their pro-rata share of the taxes paid by the Fund. The total returns “Including retained gain tax credit/refund” include the economic benefit to shareholders on record date of these tax credits/refunds. The Fund had no retained capital gains for the tax years ended December 31, 2011 through December 31, 2008 or for the tax year ended December 31, 2006.

[Performance Overview Section]

Average Annual Total Returns (Inception 7/24/06)
	On Share Price	On NAV
1-Year	-11.00%	-10.28%
5-Year	5.91%	4.72%
Since Inception	5.58%	6.04%

Average Annual Total Returns [3] (Including retained gain tax credit/refund)
1-Year	-11.00%	-10.28%
5-Year	6.10%	4.89%
Since Inception	5.74%	6.20%

3 As previously explained in the Share Distribution and Price Information section of this report, the Fund elected to retain a portion of its realized long-term capital gains for the tax year ended December 31, 2007, and pay required federal corporate income taxes on these amounts. These standardized total returns include the economic benefit to shareholders of record of this tax credit/refund. The Fund had no retained capital gains for the tax years ended December 31, 2011 through December 31, 2008 or for the tax year ended December 31, 2006.

Whenever a fund retains and pays tax on a portion of its realized capital gains in a given tax year, the Internal Revenue Code provides that the fund also should distribute a capital gain tax “credit” to the fund’s shareholders that the shareholders can use, dollar-for-dollar, to reduce their own taxes. Fund shareholders simultaneously increase their cost basis by their ratable share of undistributed net capital gains, net of taxes paid by the fund. As a result, a fund that retains and pays tax on a net realized gain would provide virtually the same all-in “economic” (i.e., after-tax) return to its taxable shareholders as an otherwise identical fund that distributed its net realized capital gains to its shareholders (who then either paid capital gains tax on those gains or used those gains to offset losses that might otherwise have been usable to offset other or later gains). The tax credit that the fund distributes to its shareholders in the first instance provides a tangible and quantifiable benefit to those of its shareholders who pay taxes, but the value of that benefit is not reflected in the total returns calculated strictly from the fund’s financial records, because that tax credit is not quantified in financial statements as a “distribution;” while the tax payment by that fund does operate to reduce that fund’s total return figures.

The provision of an alternatively calculated supplemental total return figure in such instances to reflect the value to taxable shareholders of the fund’s distribution to shareholders of this sort of tax credit in addition to the fund’s cash distributions is fair, appropriate and not misleading. The shareholders did receive that tax credit, and that credit had real, quantifiable value to taxable shareholders. Note that a fund (“Fund A”) that had distributed the capital gain to shareholders would show, under ordinary calculation methodologies, a higher total return than an otherwise identical fund (“Fund B”) that had retained the gain, paid taxes on that gain (and thereby reduced fund assets and returns) and distributed a tax credit to shareholders, even though taxable shareholders of both of those otherwise identical funds would have experienced the same, or at least virtually the same, after-tax total returns from their fund investment. Therefore, providing – as a supplement to the ordinary, “without tax credit” total return figures – the alternative “with tax credit” total return figures merely enables a taxable shareholder to better understand the full economic value of the entirety of the fund’s distributions (cash plus tax credit), and would thereby enable such a shareholder to compare the full “economic return” of his or her investment in Fund B to the full economic return of an alternative investment in Fund A on an “apples-to-apples” basis.

There is strong precedent for the validity of supplementally quoting such “tax-reflective” return figures. Item 26(b)(5) of Form N-1A, which is applicable to open-end funds (Form N-2, applicable to closed-end funds, has no equivalent set of proscriptions and prescriptions as Item 26), expressly permits open-end funds to quote “tax equivalent yields” that “gross-up” the SEC yield of a municipal bond fund to a taxable rate that would be equivalent to the fund’s yield after taking into account the “economic impact” of the tax benefit that such a fund “distributes” to the fund, over and above of the amount of raw yield generated by the fund for its shareholders and reflected on the fund’s financial records, due to the tax-exempt nature of the fund’s exempt interest dividends. Similarly, Item 26(b)(6) of Form N-1A permits open-end funds to calculate and disclose supplemental performance figures calculated “using any other historical measure of performance .. . . if the measure reflects all elements of return.” We submit that the set of total return figures that reflect the “element of return” represented by tax credits distributed by the fund to shareholders quoted supplementally by certain Nuveen Funds is closely analogous to the concept of taxable equivalent yield permitted by Item 26(b)(5), and is precisely the sort of supplemental performance figure expressly permitted by Item 26(b)(6). We strongly believe that such tax-adjusted total return figures, if properly labeled and described, should be permissible for closed-end funds as well as open-end funds.

14)	Comment: (a) The expense examples included within the Nuveen open-end fund shareholder reports do not include the specific dates reflected in the one-half year period covered by the expense example as required by Form N-1A, Item 27(d)(1).

Response: We respectively disagree that the expense examples do not disclose the specific dates covered by the one-half year period as required by Form N-1A, Item 27(d)(1), as they are included next to the “Beginning Account Value” and “Ending Account Value” headers of each respective row within the Actual Performance and Hypothetical Performance tables. Below is an example of the disclosure currently in our shareholder reports:

Nuveen Limited Term Municipal Bond Fund (April 30, 2012, annual report)

	Actual Performance			Hypothetical Performance
	A Shares	C Shares	I Shares	A Shares	C Shares	I Shares
Beginning Account Value (11/01/11)	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00
Ending Account Value (4/30/12)	$1,029.30	$1,026.70	$1,029.30	$1,021.63	$1,019.89	$1,022.63
Expenses Incurred During Period	$3.28	$5.04	$2.27	$3.27	$5.02	$2.26

For each class of the Fund, expenses are equal to the Fund’s annualized net expense ratio of ..65%, 1.00% and .45% for Classes A, C and I, respectively, multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).

Comment: (b) The expense examples for a “fund of funds” should include footnote disclosure explaining that the expenses do not include the expenses of the underlying funds.

Response: The following is an example of the disclosure that has been added to the expense examples for “fund of funds” or funds that invest a significant portion of their assets in other funds:

In addition to the fees and expenses which the Fund bears directly, the Fund indirectly bears a pro rata share of the fees and expenses of other funds in which the Fund invests. These underlying fees and expenses are not reflected in the expense ratios. Because these other funds have varied expenses and fee levels and the Fund may own different proportions at different times, the amount of fees and expenses incurred indirectly by the Fund will vary.

15)	Comment: For those Nuveen leveraged closed-end funds with Variable Rate Demand Preferred Shares (“VRDP”) the statement of operations should present separately the liquidity fees and remarketing fees paid on VRDP.

Response: The statement of operations for the Nuveen leveraged closed-end funds now present expense line items for “Liquidity fees” and “Remarketing fees.”

16)	Comment: The portfolio summary for certain closed-end funds includes figures for both “Regulatory Leverage” and “Effective Leverage.” We request that you explain to us how Regulatory Leverage differs from Effective Leverage. Also, please provide an example of the calculation. Also please provide an explanation of the legally permissible limits of Regulatory Leverage and Effective Leverage.

Response: The Investment Company Act of 1940, as interpreted by the rules and interpretive releases thereunder, effectively recognizes that leverage can be accomplished both directly and indirectly. Section 18 of the Act, in simplest terms, requires a fund that employs “direct” leverage taking the form of a senior equity security (typically, preferred stock) to maintain at least 200% “asset coverage,” and requires a fund that employs “direct” leverage taking the form of a debt instrument (e.g., by borrowing or issuing a note) to maintain at least 300% asset coverage.

However, the SEC and the Staff have long recognized that funds may leverage themselves “indirectly” in many ways, such as by entering into reverse repurchase agreements, entering into futures positions, obtaining investment exposure through credit default swaps, or by investing in instruments that themselves contain an internal leveraging mechanism, with the most conspicuous form of the latter type of “indirect” leverage in the Nuveen fund family taking the form of investing in municipal “inverse floaters” issued by tender option bond (“TOB”) trusts. These sorts of “indirect” forms of leverage were first publically addressed by the SEC in Release IC-10666 (1979), in which the SEC indicated that these sorts of leveraging instruments would not be treated in the same manner as the sorts of “direct” equity or debt leverage subject to the 200% or 300% asset coverage limits of Section 18 so long as certain conditions were satisfied, primarily involving the requirement that the fund “cover” the amount of the senior call on the fund’s assets represented by these instruments by segregating or earmarking liquid assets of equal or greater value.

Nuveen and the Nuveen Funds recognized long ago that a fund that employs both “direct” and “indirect” forms of leverage would understate the true degree of its leverage if it only disclosed a leverage figure that quantified the amount of that direct leverage but ignored the amount and impact of the indirect leverage. Therefore, when a fund that employs both types of leverage in strategic and material amounts, we have determined that it is helpful for an investor to be provided disclosure not only about the amount of direct leverage (which we label “Regulatory Leverage”) but also disclosure about the all-in amount of leverage, including both direct and indirect leverage (which we label “Effective Leverage”).

So, in the disclosure that you observed on the Nuveen website, the leverage associated with the funds’ use of TOB inverse floaters was not regarded as Regulatory Leverage, because a fund that owns an inverse floater has not issued any debt instrument (either as a contractual or legal matter, or in most cases for purposes of GAAP financial statement disclosure), and in any event has not issued for any purposes the sort of debt instrument that would be treated as Regulatory Leverage under Section 18. Nevertheless, the inverse floater does produce the “economic effect” of leverage insofar as it amplifies risks and potential returns/losses, and in our view that should make such inverse floaters subject to the “cover” protocol of Rel. IC-10666. Consequently, those funds that use inverse floaters in addition to Regulatory Leverage quote an “Effective Leverage” figure that takes into account both the “direct” leveraging impact of the Regulatory Leverage and the “indirect” leveraging impact of the inverse floaters.

A simple, illustrative example: Assume a fund that has $100 of common share net assets and issues $25 of Regulatory Leverage. That fund’s leverage ratio counting only Regulatory Leverage would be $25 ÷ $125, or 20%. Now assume that same fund invests $15 of its $125 of fund net assets in externally-deposited TOB inverse floaters that provide the fund with exposure to a total of $45 of underlying bonds. Because those TOB inverse floaters are externally deposited, only the amount of the inverse floaters are considered to be part of the fund’s net assets, so its fund net assets figure remains $125, and its leverage ratio based on Regulatory Leverage is still $25 ÷ $125, or 20%. However, the fund now has an additional investment exposure of ($45 - $15 =) $30 (which amount can be thought of as the amount of “indirect leverage” created by investing in the TOB inverse floaters), giving it a total investment exposure of ($125 + $30 =) $155, and consequently a total amount of direct and indirect leverage of $55. This fund would therefore have an Effective Leverage ratio of $55 ÷ $155, or 35.5%.

Below is a sample calculation of the Regulatory Leverage and Effective Leverage ratios of Nuveen Municipal High Income Opportunity Fund 2 (NMD) as of April 30, 2012:

Borrowings = $35,000,000, TOB Floating Rate Obligations = $82,250,000, Net Assets = $222,515,584

Regulatory Leverage: $35,000,000 ÷ ($35,000,000 + 222,515,584 =) $257,515,584, or 13.59%

Effective Leverage: ($35,000,000 + 82,250,000 =) $117,250,000 ÷ (35,000,000 + 82,250,000 + 222,515,584 =) $339,765,584 or 34.51%

As described above, Section 18 of the 1940 Act specifies 200% and 300% asset coverage limits on the two basic types of Regulatory Leverage. The permissible limits of effective leverage are not easily described, due to the complexity of the nature of the instruments and their various iterations. For example, they may differ based on whether the inverse floater holder has provided the sponsor of the TOB trust with a “recourse undertaking” in which the inverse floater holder would agree to make the sponsor whole to the extent that the value of the TOB trust’s underlying bond were to decline in value below the liquidation value of the TOB trust’s outstanding floating rate instruments (“floaters”). In general, SEC release IC-10666 and its progeny require that a fund segregate or earmark an amount of its liquid assets equal to or greater than the amount of the fund’s repayment obligation (in this case, the amount of the outstanding TOB floaters), which is done for the Nuveen Funds.

The commitment to segregate or earmark liquid assets on a dollar-for-dollar basis to cover TOB floater obligations that a fund may bear directly or indirectly means that a fund will always have at least 200% asset coverage with respect to such IC-10666 senior obligations. It is our understanding that liquid assets purchased by a fund using the proceeds of structural leverage can be used for such IC-10666 “cover” purposes, which means that the theoretical ability of a fund to leverage itself using both structural and indirect forms of leverage (i.e., “effective leverage”) can exceed the statutory limits on a fund’s ability to leverage itself using structural leverage alone.

17)	Comment: The Nuveen Core Equity Alpha Fund writes custom basket options on the NASDAQ. Consider disclosing the securities comprising those basket options and/or provide additional disclosure in the notes to financial statements about these options.

Response: The fund’s current disclosure within “Footnote 1 – General Information and Significant Accounting Policies” is as follows:

“The Fund’s investment objective is to provide an attractive level of total return, primarily through long-term capital appreciation and secondarily through income and gains. The Fund will invest in a portfolio of common stocks selected from among the 500 stocks comprising the S&P 500® Index, using a proprietary mathematical process designed by one of the Fund’s sub-advisers INTECH Investment Management LLC (“INTECH”), an independently managed indirect subsidiary of Janus Capital Group Inc., to select large cap, core equity securities and will also employ innovative risk reduction techniques. Typically, the Fund’s equity portfolio will hold 150-450 stocks included in the S&P 500® Index. The Fund will also employ an option strategy that seeks to enhance the Fund’s risk-adjusted performance over time through a meaningful reduction in the volatility of the Fund’s returns relative to the returns of the S&P 500® Index. The Fund expects to write (sell) custom basket call options with a notional value of up to 50% of the value of the equity portfolio. Nuveen Asset Management, LLC, a wholly-owned subsidiary of Nuveen Fund Advisors, Inc., (the “Adviser”), a wholly-owned subsidiary of Nuveen Investments, Inc. (“Nuveen”), is responsible for the Fund’s call option strategy and overseeing the Fund’s investments in futures contracts.”

The fund has determined to provide additional disclosure in the notes to financial statements about these custom basket options. At the current time, the fund contemplates that this disclosure will resemble the following:

“The Fund expects to write call options primarily on custom baskets of stocks that seek to track the return of the S&P 500 Index within parameters determined by the Adviser. A custom basket call option is an option whose value is linked to the market value of a portfolio of underlying stocks. In designing the custom basket call options, the Adviser will seek to minimize the difference between the returns of the stocks underlying the custom basket versus the S&P 500 Index. The Fund may also write call options on stock indexes or exchange-traded funds (commonly referred to as “ETFs”), when the Adviser believes such techniques are likely to be more efficient or effective than writing custom basket call options. The Fund normally will hold a small number of written custom basket call option positions with expirations generally of 60 days or less. The Fund expects that most call options in the Option Strategy will be slightly “out-of-the-money” (i.e., the exercise price is above the current level of the cash value of the stocks underlying the custom basket call options) at the time they are written. By employing custom basket call options primarily (rather than options on indexes), the Adviser expects that it will be better able to limit the overlap between the underlying common stocks included in each custom basket and the Fund’s portfolio of common stocks, which in turn helps enable the Fund to avoid tax straddles, which would potentially have negative tax implications and require the Fund to bear substantially greater accounting and administrative costs.”

18)	Comment: The portfolio of investments in the July 31, 2011, annual report for Nuveen Senior Income Fund, Nuveen Floating Rate Income Fund and Nuveen Floating Rate Income Opportunity Fund discloses a weighted average coupon rate for the funds’ investments in senior loans. Consider disclosing the coupon rate in effect at the end of the reporting period versus the weighted average coupon.

Response: The portfolios of investments for funds with holdings in senior loans now disclose the coupon rate in effect at the end of the reporting period.

19)	Comment: The portfolio of investments in the August 31, 2011, annual report for Nuveen Strategy Conservative Allocation Fund discloses a significant ownership percentage in the Nuveen Core Bond Fund. When a fund has a significant ownership interest in an underlying fund, consider including the financial statements of the underlying fund, and/or footnoting where the underlying funds’ most recent financial statements are available.

Response: The following disclosure has been added to the portfolios of investments for “fund of funds” and funds that invest a significant portion of their assets in other funds, where appropriate:

“A copy of the most recent financial statements for the underlying funds in which the Fund invests can be obtained directly from the Securities and Exchange Commission on its website at http://www.sec.gov. A copy of the most recent financial statements for the affiliated underlying funds in which the Fund invests are also available by calling Nuveen Investments at (800) 257-8787 or on its website at http://www.nuveen.com.”

“A copy of the most recent financial statements for the exchange-traded funds in which the Fund invests can be obtained directly from the Securities and Exchange Commission on its website at http://www.sec.gov.”

20)	Comment: Why was Nuveen Wisconsin Municipal Bond Fund’s ownership in non-Wisconsin municipal securities at May 31, 2012, greater than 25%?

Response: This fund’s relevant investment policy provides that it will invest “at least 80% of its net assets in municipal bonds that pay interest that is exempt from regular federal and Wisconsin personal income tax.” The universe of municipal bonds that is exempt from both federal and Wisconsin state tax includes not only bonds issued by issuers in Wisconsin, but also bonds issued by issuers in U.S. territories, such as Puerto Rico, Guam and the Virgin Islands. The fund’s investments in non-Wisconsin municipal securities at May 31, 2012 consisted primarily of such territorial bonds, and were divided among Puerto Rico, Guam and the Virgin Islands, such that bonds of issuers in each of those territories accounted for less than 25% of the net assets of the fund. The fund did hold a very small number of municipal bonds not exempt from Wisconsin state taxes, representing less than 1% of the fund’s net assets as of that date.

21)	Comment: Why was Nuveen Quality Preferred Income Fund’s, Nuveen Quality Preferred Income Fund 2’s and Nuveen Quality Preferred Income Fund 3’s ownership in the insurance industry at July 31, 2011, greater than 25%?

Response: Each fund’s ownership of insurance industry securities is consistent with its industry concentration policy, which is as follows:

“Financial Services Company Securities. The Fund intends to invest at least 25% of its Managed Assets in securities issued by companies “principally engaged” in financial services. A company is “principally engaged” in financial services if it owns financial services-related assets that constitute at least 50% of its revenues from providing financial services. Companies in the financial services sector include commercial banks, industrial banks, savings institutions, finance companies, diversified financial services companies, investment banking firms, securities brokerage houses, investment advisory companies, leasing companies, insurance companies and companies providing similar services.”

Each fund adopted this policy in accordance with Section 8(b)(1)(e) of the 1940 Act, which provides that:

8. (b) Every registered investment company shall file with the Commission . . . a registration statement, in such form and containing such of the following information and documents as the Commission shall by rules and regulations prescribe as necessary or appropriate in the public interest or for the protection of investors:

(1) a recital of the policy of the registrant in respect of each of the following types of activities, such recital consisting in each case of a statement whether the registrant reserves freedom of action to engage in activities of such type, and if such freedom of action is reserved, a statement briefly indicating, insofar as is practicable, the extent to which the registrant intends to engage therein:

(e) concentrating investments in a particular industry or group of industries…

Because insurance is listed among the industries comprising the financial services “group of industries” in which each fund has elected to concentrate, each fund’s greater-than-25% allocation to securities in the insurance industry is in conformance with its industry concentration policy.

22)	Comment: In the shareholder report for Nuveen Mortgage Opportunity Term Fund and Nuveen Mortgage Opportunity Term Fund 2, consider including the financial statements of each fund’s investment in the PPIP Limited Partnership and/or footnoting where the PPIPs’ most recent financial statements are available.

Response: Pursuant to its commitment to the Staff at the time of its initial public offering, each referenced fund files the financial statements of the PPIP Limited Partnership in which it has invested to the extent such investment represents greater than 25% of the fund’s net assets at any time during the last 30 days of the annual or semi-annual reporting period. Each fund has made one or more such filings on Form 8-K. The following disclosure will be added in the annual and semi-annual reports for each fund so long as the commitment to file the PPIP Limited Partnership’s financial statements has been met for the reporting period:

“A copy of the most recent financial statements for the PPIP fund in which the Funds invest can be obtained directly from the filings made by the Funds on Form 8-K at the Securities and Exchange Commission’s website at http://www.sec.gov.”

23)	Comment: In the funds’ statement of assets and liabilities, disclose separately the total amount payable to Directors/Trustees as instructed by Regulation S-X, Article 6-04.12(b)(1).

Response: The funds’ statement of assets and liabilities now presents a liability for “Accrued expenses for Directors/Trustees fees.”

24)	Comment: The financial statements of Nuveen Global Government Enhanced Income Fund include a receivable in the amount of $871,186 due from Lehman Brothers Holdings, Inc. (“Lehman”). The notes to financial statements disclose that the fund’s Adviser has agreed to reimburse the fund to the extent that the receivable is not recovered from Lehman or another party. If the fund’s Adviser is guaranteeing the receivable due from Lehman, the fund’s shareholder report should include the Adviser’s financial statements.

Response: We respectfully disagree that the Adviser’s financial statements should be included in the Fund’s shareholder report, as we are unaware of any requirement for the inclusion by GAAP and we deem the amount to be immaterial to the fund. Nonetheless, we expect that this claim will be resolved prior to the Fund’s next fiscal year end so that any reimbursement obligation will not be reflected in the Fund’s financial statements.

25)	Comment: In the funds’ notes to financial statements, consider disclosing the fund’s diversification status.

Response: The notes to financial statements will disclose the fund’s diversification status within “Footnote 1 – General Information and Significant Accounting Policies.”

26)	Comment: In the funds’ notes to financial statements, the Income Tax footnote discloses that a fund may choose to retain all, or a portion of, its net capital gains and pay federal corporate income taxes on such amounts. For certain funds, the statement of cash flow also discloses amounts for taxes paid on undistributed capital gains. Where are such amounts recognized in the funds’ financial statements?

Response: Taxes paid on undistributed capital gains are recognized as a component of “Net realized gain (loss) from investments” on the statement of operations.

27)	Comment: For those Nuveen open-end funds that engage in securities lending, the funds’ portfolio of investment should disclose the aggregate value of the securities out on loan in accordance with the Audit Guide, Section 7.184.

Response: For those funds that engage in securities lending, their portfolios of investments will disclose the aggregate value of the securities out on loan as of the end of the reporting period.

28)	Comment: Please explain why the following funds’ prospectus fee table restated expenses from the most recent audited financial highlights. The note to each fund’s fee table for Nuveen Municipal Trust and Nuveen Multistate Trust II states “Other Expenses have been restated to reflect current contractual fees.” The note to each fund’s fee table for Nuveen Investments Funds, Inc. states, “Other Expenses have been restated using current fees as if they had been in effect during the previous fiscal period.”

File Number	Registrant	Prospectus Dated
811-07873	Nuveen Municipal Trust Nuveen All America Municipal Bond Fund Nuveen Inflation Protected Municipal Bond Fund Nuveen Intermediate Duration Municipal Bond Fund Nuveen Limited Term Municipal Bond Fund	August 31, 2012
811-07755

Nuveen Multistate Trust II

Nuveen Connecticut Municipal Bond Fund

Nuveen New Jersey Municipal Bond Fund

Nuveen New York Municipal Bond Fund

Nuveen California Municipal Bond Fund

Nuveen Massachusetts Municipal Bond Fund

June 29, 2012
811-05309	Nuveen Investment Funds, Inc. Nuveen Global Infrastructure Fund Nuveen Real Asset Income Fund Nuveen Real Estate Securities Fund	February 29, 2012

Response: The explanation for each Trust is as follows:

Nuveen Municipal Trust. All four funds restated “Other Expenses” to reflect reduced transfer agency fees that went into effect in May 2012. Generally, “Annual Fund Operating Expenses,” including “Other Expenses,” are based on amounts incurred during a fund’s most recent fiscal year. However, Item 3 of Form N-1A provides that, “[i]f there have been any changes in “Annual Fund Operating Expenses” that would materially affect the information disclosed in the [fee and expenses] table, [the fund should] restate the expense information using the current fees as if they had been in effect during the previous fiscal year.” The funds’ restatement of “Other Expenses” was consistent with this provision. Because Nuveen Inflation Protected Municipal Bond Fund has an expense cap, a “Fee Waivers and/or Expense Reimbursements” amount was included in the prospectus expense table. This amount does not tie to the expense reimbursement reflected in the financial highlights because, as required by Form N-1A, it is based upon a prospective undertaking to waive fees to a particular level for at least a year from the date of the prospectus (rather than an historical waiver or reimbursement amount).

Nuveen Multistate Trust II. As was the case for the funds in Nuveen Municipal Trust; all five funds in Nuveen Multistate Trust II restated “Other Expenses” to reflect reduced transfer agency fees that went into effect in May 2012. In addition, Nuveen Massachusetts Municipal Bond Fund has an expense cap and therefore has included in the prospectus expense table a “Fee Waivers and/or Expense Reimbursements” figure that, for the reasons explained above, differs from the amount reflected in the financial highlights.

Nuveen Investment Funds, Inc. All three funds restated “Other Expenses” as a result of the short fiscal periods presented in the most recent annual reports. Nuveen Global Infrastructure Fund and Nuveen Real Estate Securities Fund both changed fiscal year ends from October to December and thus only presented two months of operations as of their most recent fiscal period ends. Item 3 of Form N-1A provides that if a “fund has changed its fiscal year and, as a result, the most recent fiscal year is less than three months, [the fund should] use the fiscal year prior to the most recent fiscal year as the basis for determining “Annual Fund Operating Expenses.” However, because the funds operated as First American funds and had different fees in place during a portion of their prior fiscal year ended October 31, 2011, it was necessary to restate “Annual Fund Operating Expenses” and “Other Expenses” for both funds to reflect current fee levels. Nuveen Real Asset Income Fund commenced operations on September 13, 2011 and thus only presented 110 days in the first fiscal period results. Item 3 of Form N-1A provides that any “New Fund,” which is defined to include a fund “that includes financial statements for the [f]und’s initial fiscal year reporting operating results for a period of 6 months or less,” should “base the percentages expressed in “Annual Fund Operating Expenses” on payment that will be made, … estimating amounts of “Other Expenses.” Nuveen Global Infrastructure Fund and the Nuveen Real Asset Income Fund also have “Fee Waivers and/or Expense Reimbursements” figures that, for the reasons discussed above, differ from amounts reflected in the financial highlights.

/s/ Stephen D. Foy
Stephen D. Foy
Vice President and Funds’ Controller
(principal financial officer)

CC:	Audit Committee of the Nuveen Funds
Eric Fess, Chapman & Cutler, counsel to the Independent Trustees/Directors of the Nuveen Funds
Walter Kelly, Chief Compliance Officer of the Nuveen Funds
Mary Keefe, Director of Compliance of Nuveen Investments, Inc.

APPENDIX A

	Registrant	Name	TICKER	CIK	File Number

1.	Dow 30 Premium & Dividend Income Fund Inc.	Dow 30 Premium & Dividend Income Fund Inc.	DPD	0001314128	811-21708
2.	Dow 30 Enhanced Premium & Income Fund Inc.	Dow 30 Enhanced Premium & Income Fund Inc.	DPO	0001390840	811-22029
3.	Global Income & Currency Fund Inc.	Global Income & Currency Fund Inc.	GCF	0001334510	811-21791
4.	Nuveen Core Equity Alpha Fund	Nuveen Core Equity Alpha Fund	JCE	0001385763	811-22003
5.	Nuveen Diversified Dividend & Income Fund	Nuveen Diversified Dividend & Income Fund	JDD	0001255821	811-21407
6.	Nuveen Tax-Advantaged Floating Rate Fund	Nuveen Tax-Advantaged Floating Rate Fund	JFP	0001313259	811-21705
7.	Nuveen Floating Rate Income Fund	Nuveen Floating Rate Income Fund	JFR	0001276533	811-21494
8.	Nuveen Global Government Enhanced Income Fund	Nuveen Global Government Enhanced Income Fund	JGG	0001359816	811-21893
9.	Nuveen Multi-Currency Short-Term Government Income Fund	Nuveen Multi-Currency Short-Term Government Income Fund	JGT	0001390109	811-22018

10.	Nuveen Global Value Opportunities Fund	Nuveen Global Value Opportunities Fund	JGV	0001363421	811-21903
11.	Nuveen Quality Preferred Income Fund 3	Nuveen Quality Preferred Income Fund 3	JHP	0001200446	811-21242
12.	Nuveen Equity Premium Advantage Fund	Nuveen Equity Premium Advantage Fund	JLA	0001320492	811-21731
13.	Nuveen Mortgage Opportunity Term Fund	Nuveen Mortgage Opportunity Term Fund	JLS	0001472215	811-22329
14.	Nuveen Energy MLP Total Return Fund	Nuveen Energy MLP Total Return Fund	JMF	0001502711	811-22482
15.	Nuveen Mortgage Opportunity Term Fund 2	Nuveen Mortgage Opportunity Term Fund 2	JMT	0001479238	811-22374
16.	Nuveen Preferred Income Opportunities Fund	Nuveen Preferred Income Opportunities Fund	JPC	0001216583	811-21293
17.	Nuveen Equity Premium and Growth Fund	Nuveen Equity Premium and Growth Fund	JPG	0001338561	811-21809
18.	Nuveen Quality Preferred Income Fund 2	Nuveen Quality Preferred Income Fund 2	JPS	0001176433	811-21137
19.	Nuveen Equity Premium Income Fund	Nuveen Equity Premium Income Fund	JPZ	0001298699	811-21619
20.	Nuveen Credit Strategies Income Fund	Nuveen Credit Strategies Income Fund	JQC	0001227476	811-21333
21.	Nuveen Real Asset Income and Growth Fund	Nuveen Real Asset Income and Growth Fund	JRI	0001539337	811-22658
22.	Nuveen Floating Rate Income Opportunity Fund	Nuveen Floating Rate Income Opportunity Fund	JRO	0001289213	811-21579
23.	Nuveen Real Estate Income Fund	Nuveen Real Estate Income Fund	JRS	0001158289	811-10491
24.	Nuveen Short Duration Credit Opportunities Fund	Nuveen Short Duration Credit Opportunities Fund	JSD	0001509253	811-22518
25.	Nuveen Equity Premium Opportunity Fund	Nuveen Equity Premium Opportunity Fund	JSN	0001308658	811-21674
26.	Nuveen Tax-Advantaged Total Return Strategy Fund	Nuveen Tax-Advantaged Total Return Strategy Fund	JTA	0001265708	811-21471
27.	Nuveen Tax-Advantaged Dividend Growth Fund	Nuveen Tax-Advantaged Dividend Growth Fund	JTD	0001397173	811-22058
28.	Nuveen Quality Preferred Income Fund	Nuveen Quality Preferred Income Fund	JTP	0001172168	811-21082
29.	MLP & Strategic Equity Fund Inc.	MLP & Strategic Equity Fund Inc.	MTP	0001389611	811-22040
30.	Nuveen California Dividend Advantage Municipal Fund	Nuveen California Dividend Advantage Municipal Fund	NAC	0001074952	811-09161
31.	Nuveen Dividend Advantage Municipal Fund	Nuveen Dividend Advantage Municipal Fund	NAD	0001083839	811-09297
32.	Nuveen New York Dividend Advantage Municipal Fund	Nuveen New York Dividend Advantage Municipal Fund	NAN	0001074769	811-09135
33.	Nuveen Arizona Premium Income Municipal Fund, Inc.	Nuveen Arizona Premium Income Municipal Fund, Inc.	NAZ	0000892992	811-07278
34.	Nuveen Build America Bond Fund	Nuveen Build America Bond Fund	NBB	0001478888	811-22391
35.	Nuveen Build America Bond Opportunity Fund	Nuveen Build America Bond Opportunity Fund	NBD	0001493523	811-22425
36.	Nuveen Ohio Dividend Advantage Municipal Fund 2	Nuveen Ohio Dividend Advantage Municipal Fund 2	NBJ	0001145728	811-10445
37.	Nuveen California Municipal Value Fund Inc.	Nuveen California Municipal Value Fund Inc.	NCA	0000818851	811-05235
38.	Nuveen California Municipal Value Fund 2	Nuveen California Municipal Value Fund 2	NCB	0001454979	811-22272
39.	Nuveen Insured California Premium Income Municipal Fund 2 Inc.	Nuveen Insured California Premium Income Municipal Fund 2 Inc.	NCL	0000897422	811-07492
40.	Nuveen California Municipal Market Opportunity Fund Inc.	Nuveen California Municipal Market Opportunity Fund Inc.	NCO	0000862313	811-06081

41.	Nuveen California Performance Plus Municipal Fund Inc.	Nuveen California Performance Plus Municipal Fund Inc.	NCP	0000856227	811-05930
42.	Nuveen California Premium Income Municipal Fund	Nuveen California Premium Income Municipal Fund	NCU	0000905000	811-07720
43.	Nuveen Insured Tax-Free Advantage Municipal Fund	Nuveen Insured Tax-Free Advantage Municipal Fund	NEA	0001195737	811-21213
44.	Nuveen Enhanced Municipal Value Fund	Nuveen Enhanced Municipal Value Fund	NEV	0001469392	811-22323
45.	Nuveen Connecticut Dividend Advantage Municipal Fund	Nuveen Connecticut Dividend Advantage Municipal Fund	NFC	0001090118	811-09465
46.	Nuveen Maryland Dividend Advantage Municipal Fund	Nuveen Maryland Dividend Advantage Municipal Fund	NFM	0001090119	811-09471
47.	Nuveen Arizona Dividend Advantage Municipal Fund	Nuveen Arizona Dividend Advantage Municipal Fund	NFZ	0001087783	811-09459
48.	Nuveen Virginia Dividend Advantage Municipal Fund	Nuveen Virginia Dividend Advantage Municipal Fund	NGB	0001090122	811-09469
49.	Nuveen Connecticut Dividend Advantage Municipal Fund 2	Nuveen Connecticut Dividend Advantage Municipal Fund 2	NGK	0001166572	811-21033

50.	Nuveen Connecticut Dividend Advantage Municipal Fund 3	Nuveen Connecticut Dividend Advantage Municipal Fund 3	NGO	0001177218	811-21154

51.	Nuveen Massachusetts AMT-Free Municipal Income Fund	Nuveen Massachusetts AMT-Free Municipal Income Fund	NGX	0001196366	811-21216
52.	Nuveen Premier Municipal Opportunity Fund, Inc. (FKA -	Nuveen Premier Municipal Opportunity Fund, Inc. (FKA -	NIF	0000880843	811-06457
.	Nuveen Premier Insured Municipal Income Fund Inc.)	Nuveen Premier Insured Municipal Income Fund Inc.)
53.	Nuveen North Carolina Dividend Advantage Municipal Fund 3	Nuveen North Carolina Dividend Advantage Municipal Fund 3	NII	0001177216	811-21158

54.	Nuveen Select Maturities Municipal Fund	Nuveen Select Maturities Municipal Fund	NIM	0000890119	811-07056
55.	Nuveen Municipal Opportunity Fund Inc	Nuveen Municipal Opportunity Fund Inc	NIO	0000878242	811-06379
56.	Nuveen New Jersey Municipal Value Fund	Nuveen New Jersey Municipal Value Fund	NJV	0001454980	811-22274
57.	Nuveen Georgia Dividend Advantage Municipal Fund 2	Nuveen Georgia Dividend Advantage Municipal Fund 2	NKG	0001177219	811-21152
58.	Nuveen Insured California Dividend Advantage Municipal Fund	Nuveen Insured California Dividend Advantage Municipal Fund	NKL	0001090117	811-09449

59.	Nuveen New York Dividend Advantage Municipal Income Fund	Nuveen New York Dividend Advantage Municipal Income Fund	NKO	0001090123	811-09473

60.	Nuveen Arizona Dividend Advantage Municipal Fund 2	Nuveen Arizona Dividend Advantage Municipal Fund 2	NKR	0001161069	811-10553
61.	Nuveen Insured California Tax-Free Advantage Municipal Fund	Nuveen Insured California Tax-Free Advantage Municipal Fund	NKX	0001195738	811-21212

62.	Nuveen Municipal Advantage Fund Inc.	Nuveen Municipal Advantage Fund Inc.	NMA	0000857361	811-05957
63.	Nuveen Massachusetts Dividend Advantage Municipal Fund	Nuveen Massachusetts Dividend Advantage Municipal Fund	NMB	0001090120	811-09471

64.	Nuveen Municipal High Income Opportunity Fund 2	Nuveen Municipal High Income Opportunity Fund 2	NMD	0001412495	811-22123
65.	Nuveen Municipal Income Fund Inc.	Nuveen Municipal Income Fund Inc.	NMI	0000830271	811-05488
66.	Nuveen Municipal Market Opportunity Fund Inc.	Nuveen Municipal Market Opportunity Fund Inc.	NMO	0000860188	811-06040
67.	Nuveen Michigan Premium Income Municipal Fund Inc.	Nuveen Michigan Premium Income Municipal Fund Inc.	NMP	0000890897	811-07116
68.	Nuveen Massachusetts Premium Income Municipal Fund	Nuveen Massachusetts Premium Income Municipal Fund	NMT	0000897419	811-07484
69.	Nuveen Maryland Premium Income Municipal Fund	Nuveen Maryland Premium Income Municipal Fund	NMY	0000897424	811-07486
70.	Nuveen Municipal High Income Opportunity Fund	Nuveen Municipal High Income Opportunity Fund	NMZ	0001266585	811-21449

APPENDIX A (Continued)

	Registrant	Name	TICKER	CIK	File Number
71.	Nuveen Virginia Dividend Advantage Municipal Fund 2	Nuveen Virginia Dividend Advantage Municipal Fund 2	NNB	0001158728	811-10523
72.	Nuveen North Carolina Premium Income Municipal Fund	Nuveen North Carolina Premium Income Municipal Fund	NNC	0000899761	811-07608
73.	Nuveen Insured New York Premium Income Municipal Fund Inc.	Nuveen Insured New York Premium Income Municipal Fund Inc.	NNF	0000885712	811-06619
74.	Nuveen New Jersey Premium Income Municipal Fund Inc.	Nuveen New Jersey Premium Income Municipal Fund Inc.	NNJ	0000890898	811-07118

75.	Nuveen North Carolina Dividend Advantage Municipal Fund 2	Nuveen North Carolina Dividend Advantage Municipal Fund 2	NNO	0001158730	811-10525

76.	Nuveen New York Performance Plus Municipal Fund Inc.	Nuveen New York Performance Plus Municipal Fund Inc.	NNP	0000856226	811-05931
77.	Nuveen New York Municipal Value Fund Inc.	Nuveen New York Municipal Value Fund Inc.	NNY	0000818850	811-05238
78.	Nuveen Missouri Premium Income Municipal Fund	Nuveen Missouri Premium Income Municipal Fund	NOM	0000899782	811-07616
79.	Nuveen Insured California Premium Income Municipal Fund Inc.	Nuveen Insured California Premium Income Municipal Fund Inc.	NPC	0000885711	811-06620
80.	Nuveen Premier Municipal Income Fund Inc.	Nuveen Premier Municipal Income Fund Inc.	NPF	0000880845	811-06456
81.	Nuveen Georgia Premium Income Municipal Fund	Nuveen Georgia Premium Income Municipal Fund	NPG	0000899758	811-07614
82.	Nuveen Premium Income Municipal Fund Inc.	Nuveen Premium Income Municipal Fund Inc.	NPI	0000833251	811-05570
83.	Nuveen Premium Income Municipal Fund 2 Inc.	Nuveen Premium Income Municipal Fund 2 Inc.	NPM	0000885734	811-06621
84.	Nuveen Pennsylvania Municipal Value Fund	Nuveen Pennsylvania Municipal Value Fund	NPN	0001454978	811-22273
85.	Nuveen Performance Plus Municipal Fund Inc.	Nuveen Performance Plus Municipal Fund Inc.	NPP	0000849998	811-05809
86.	Nuveen Premium Income Municipal Fund 4 Inc.	Nuveen Premium Income Municipal Fund 4 Inc.	NPT	0000896061	811-07432
87.	Nuveen Virginia Premium Income Municipal Fund	Nuveen Virginia Premium Income Municipal Fund	NPV	0000897421	811-07490
88.	Nuveen Insured Premium Income Municipal Fund 2	Nuveen Insured Premium Income Municipal Fund 2	NPX	0000906959	811-07792
89.	Nuveen Pennsylvania Premium Income Municipal Fund 2	Nuveen Pennsylvania Premium Income Municipal Fund 2	NPY	0000897427	811-07482
90.	Nuveen California Investment Quality Municipal Fund Inc.	Nuveen California Investment Quality Municipal Fund Inc.	NQC	0000868440	811-06177

91.	Nuveen Quality Municipal Fund Inc	Nuveen Quality Municipal Fund Inc	NQI	0000869405	811-06206
92.	Nuveen New Jersey Investment Quality Municipal Fund Inc.	Nuveen New Jersey Investment Quality Municipal Fund Inc.	NQJ	0000870778	811-06264

93.	Nuveen Investment Quality Municipal Fund Inc.	Nuveen Investment Quality Municipal Fund Inc.	NQM	0000862716	811-06091
94.	Nuveen New York Investment Quality Municipal Fund Inc.	Nuveen New York Investment Quality Municipal Fund Inc.	NQN	0000868449	811-06178

95.	Nuveen Pennsylvania Investment Quality Municipal Fund Inc.	Nuveen Pennsylvania Investment Quality Municipal Fund Inc.	NQP	0000870780	811-06265

96.	Nuveen Select Quality Municipal Fund Inc.	Nuveen Select Quality Municipal Fund Inc.	NQS	0000872064	811-06240
97.	Nuveen Quality Income Municipal Fund Inc.	Nuveen Quality Income Municipal Fund Inc.	NQU	0000874506	811-06303
98.	Nuveen North Carolina Dividend Advantage Municipal Fund	Nuveen North Carolina Dividend Advantage Municipal Fund	NRB	0001090121	811-09461

99.	Nuveen Insured New York Tax-Free Advantage Municipal Fund	Nuveen Insured New York Tax-Free Advantage Municipal Fund	NRK	0001195739	811-21211

100.	Nuveen Senior Income Fund	Nuveen Senior Income Fund	NSL	0001093428	811-09571
101.	Nuveen Connecticut Premium Income Municipal Fund	Nuveen Connecticut Premium Income Municipal Fund	NTC	0000899752	811-07606
102.	Nuveen Texas Quality Income Municipal Fund	Nuveen Texas Quality Income Municipal Fund	NTX	0000878201	811-06384
103.	Nuveen California Quality Income Municipal Fund Inc.	Nuveen California Quality Income Municipal Fund Inc.	NUC	0000879826	811-06425
104.	Nuveen New Jersey Dividend Advantage Municipal Fund 2	Nuveen New Jersey Dividend Advantage Municipal Fund 2	NUJ	0001161070	811-10551

105.	Nuveen Michigan Quality Income Municipal Fund Inc.	Nuveen Michigan Quality Income Municipal Fund Inc.	NUM	0000878198	811-06383
106.	Nuveen New York Quality Income Municipal Fund Inc.	Nuveen New York Quality Income Municipal Fund Inc.	NUN	0000879819	811-06424
107.	Nuveen Ohio Quality Income Municipal Fund Inc.	Nuveen Ohio Quality Income Municipal Fund Inc.	NUO	0000878200	811-06385
108.	Nuveen Municipal Value Fund Inc.	Nuveen Municipal Value Fund Inc.	NUV	0000812801	811-05120
109.	Nuveen Municipal Value Fund 2	Nuveen Municipal Value Fund 2	NUW	0001450445	811-22253
110.	Nuveen California Select Quality Municipal Fund Inc.	Nuveen California Select Quality Municipal Fund Inc.	NVC	0000874142	811-06294
111.	Nuveen Dividend Advantage Municipal Income Fund	Nuveen Dividend Advantage Municipal Income Fund	NVG	0001090116	811-09475
112.	Nuveen Ohio Dividend Advantage Municipal Fund 3	Nuveen Ohio Dividend Advantage Municipal Fund 3	NVJ	0001165383	811-10637
113.	Nuveen New York Select Quality Municipal Fund Inc.	Nuveen New York Select Quality Municipal Fund Inc.	NVN	0000874143	811-06295
114.	Nuveen California Dividend Advantage Municipal Fund 2	Nuveen California Dividend Advantage Municipal Fund 2	NVX	0001127706	811-10197
115.	Nuveen Pennsylvania Dividend Advantage Municipal Fund 2	Nuveen Pennsylvania Dividend Advantage Municipal Fund 2	NVY	0001158729	811-10549

116.	Nuveen Maryland Dividend Advantage Municipal Fund 3	Nuveen Maryland Dividend Advantage Municipal Fund 3	NWI	0001177214	811-21153
117.	Nuveen California Select Tax Free Income Portfolio	Nuveen California Select Tax Free Income Portfolio	NXC	0000885732	811-06623
118.	Nuveen Arizona Dividend Advantage Municipal Fund 3	Nuveen Arizona Dividend Advantage Municipal Fund 3	NXE	0001177212	811-21157
119.	Nuveen Ohio Dividend Advantage Municipal Fund	Nuveen Ohio Dividend Advantage Municipal Fund	NXI	0001087788	811-09463
120.	Nuveen New Jersey Dividend Advantage Municipal Fund	Nuveen New Jersey Dividend Advantage Municipal Fund	NXJ	0001087786	811-09455
121.	Nuveen New York Dividend Advantage Municipal Fund 2	Nuveen New York Dividend Advantage Municipal Fund 2	NXK	0001131063	811-10253
122.	Nuveen Pennsylvania Dividend Advantage Municipal Fund	Nuveen Pennsylvania Dividend Advantage Municipal Fund	NXM	0001087787	811-09457

123.	Nuveen New York Select Tax Free Income Portfolio	Nuveen New York Select Tax Free Income Portfolio	NXN	0000885731	811-06624
124.	Nuveen Select Tax Free Income Portfolio	Nuveen Select Tax Free Income Portfolio	NXP	0000883618	811-06548
125.	Nuveen Select Tax Free Income Portfolio 2	Nuveen Select Tax Free Income Portfolio 2	NXQ	0000885733	811-06622
126.	Nuveen Select Tax Free Income Portfolio 3	Nuveen Select Tax Free Income Portfolio 3	NXR	0000888411	811-06693
127.	Nuveen Dividend Advantage Municipal Fund 2	Nuveen Dividend Advantage Municipal Fund 2	NXZ	0001131062	811-10255
128.	Nuveen New York Municipal Value Fund 2	Nuveen New York Municipal Value Fund 2	NYV	0001454981	811-22271
129.	Nuveen Dividend Advantage Municipal Fund 3	Nuveen Dividend Advantage Municipal Fund 3	NZF	0001137887	811-10345
130.	Nuveen California Dividend Advantage Municipal Fund 3	Nuveen California Dividend Advantage Municipal Fund 3	NZH	0001137888	811-10347
131.	Nuveen Maryland Dividend Advantage Municipal Fund 2	Nuveen Maryland Dividend Advantage Municipal Fund 2	NZR	0001137885	811-10349
132.	Nuveen Michigan Dividend Advantage Municipal Fund	Nuveen Michigan Dividend Advantage Municipal Fund	NZW	0001087785	811-09453
133.	Nuveen Georgia Dividend Advantage Municipal Fund	Nuveen Georgia Dividend Advantage Municipal Fund	NZX	0001097668	811-10351
134.	NASDAQ Premium Income & Growth Fund Inc.	NASDAQ Premium Income & Growth Fund Inc.	QQQX	0001381186	811-21983
135.	Nuveen Investment Trust	Nuveen Multi-Manager Large-Cap Value Fund		0001013881	811-07619
136.	Nuveen Investment Trust	Nuveen NWQ Multi-Cap Value Fund		0001013881	811-07619
137.	Nuveen Investment Trust	Nuveen NWQ Large-Cap Value Fund		0001013881	811-07619
138.	Nuveen Investment Trust	Nuveen NWQ Small/Mid-Cap Value Fund		0001013881	811-07619
139.	Nuveen Investment Trust	Nuveen NWQ Small-Cap Value Fund		0001013881	811-07619
140.	Nuveen Investment Trust	Nuveen Tradewinds Value Opportunities Fund		0001013881	811-07619

APPENDIX A (Continued)

	Registrant	Name	TICKER	CIK	File Number
141.	Nuveen Investment Trust	Nuveen NWQ Equity Income Fund		0001013881	811-07619
142.	Nuveen Investment Trust	Nuveen Global Total Return Bond Fund		0001013881	811-07619
143.	Nuveen Investment Trust	Nuveen Intelligent Risk Growth Allocation Fund		0001013881	811-07619
144.	Nuveen Investment Trust	Nuveen Intelligent Risk Moderate Allocation Fund		0001013881	811-07619
145.	Nuveen Investment Trust	Nuveen Intelligent Risk Conservative Allocation Fund		0001013881	811-07619
146.	Nuveen Investment Trust II	Nuveen Santa Barbara Dividend Growth Fund		0001041673	811-08333
147.	Nuveen Investment Trust II	Nuveen Santa Barbara Growth Fund		0001041673	811-08333
148.	Nuveen Investment Trust II	Nuveen Santa Barbara Global Growth Fund		0001041673	811-08333
149.	Nuveen Investment Trust II	Nuveen Santa Barbara International Growth Fund		0001041673	811-08333
150.	Nuveen Investment Trust II	Nuveen Tradewinds Emerging Markets Fund		0001041673	811-08333
151.	Nuveen Investment Trust II	Nuveen Tradewinds Global All-Cap Fund		0001041673	811-08333
152.	Nuveen Investment Trust II	Nuveen Tradewinds Global All-Cap Plus Fund		0001041673	811-08333
153.	Nuveen Investment Trust II	Nuveen Tradewinds Global Flexible Allocation Fund		0001041673	811-08333
154.	Nuveen Investment Trust II	Nuveen Tradewinds Global Resources Fund		0001041673	811-08333
155.	Nuveen Investment Trust II	Nuveen Tradewinds International Value Fund		0001041673	811-08333
156.	Nuveen Investment Trust II	Nuveen Tradewinds Japan Fund		0001041673	811-08333
157.	Nuveen Investment Trust II	Nuveen Tradewinds Small-Cap Opportunities Fund		0001041673	811-08333
158.	Nuveen Investment Trust II	Nuveen Winslow Large-Cap Growth Fund		0001041673	811-08333
159.	Nuveen Investment Trust II	Nuveen Santa Barbara Long/Short Equity Fund		0001041673	811-08333
160.	Nuveen Investment Trust II	Nuveen Symphony Large-Cap Growth Fund		0001041673	811-08333
161.	Nuveen Investment Trust II	Nuveen Symphony Large-Cap Value Fund		0001041673	811-08333
162.	Nuveen Investment Trust II	Nuveen Symphony Mid-Cap Core Fund		0001041673	811-08333
163.	Nuveen Investment Trust II	Nuveen Symphony International Equity Fund		0001041673	811-08333
164.	Nuveen Investment Trust II	Nuveen Symphony Optimized Alpha Fund		0001041673	811-08333
165.	Nuveen Investment Trust II	Nuveen Symphony Small-Mid Cap Core Fund		0001041673	811-08333
166.	Nuveen Investment Trust III	Nuveen High Yield Bond Fund		0001071336	811-09037
167.	Nuveen Investment Trust III	Nuveen Multi-Strategy Core Bond Fund		0001071336	811-09037
168.	Nuveen Investment Trust III	Nuveen Short Duration Bond Fund		0001071336	811-09037
169.	Nuveen Investment Trust III	Nuveen Symphony Credit Opportunities Fund		0001071336	811-09037
170.	Nuveen Investment Trust III	Nuveen Symphony Floating Rate Income Fund		0001071336	811-09037
171.	Nuveen Investment Trust V	Nuveen Preferred Securities Fund		0001380786	811-21979
172.	Nuveen Investment Trust V	Nuveen NWQ Flexible Income Fund (FKA - Nuveen NWQ Preferred Securities Fund)		0001380786	811-21979
173.	Nuveen Managed Accounts Portfolios Trust	Municipal Total Returns Managed Accounts Portfolio		0001390204	811-22023
174.	Nuveen Managed Accounts Portfolios Trust	Enhanced Multi-Strategy Income Managed Accounts Portfolio		0001390204	811-22023

175.	Nuveen Multistate Trust I	Nuveen Arizona Municipal Bond Fund		0001018972	811-07747
176.	Nuveen Multistate Trust I	Nuveen Colorado Municipal Bond Fund		0001018972	811-07747
177.	Nuveen Multistate Trust I	Nuveen New Mexico Municipal Bond Fund		0001018972	811-07747
178.	Nuveen Multistate Trust I	Nuveen Maryland Municipal Bond Fund		0001018972	811-07747
179.	Nuveen Multistate Trust I	Nuveen Pennsylvania Municipal Bond Fund		0001018972	811-07747
180.	Nuveen Multistate Trust I	Nuveen Virginia Municipal Bond Fund		0001018972	811-07747
181.	Nuveen Multistate Trust II	Nuveen California High Yield Municipal Bond Fund		0001018975	811-07755
182.	Nuveen Multistate Trust II	Nuveen California Municipal Bond Fund		0001018975	811-07755
183.	Nuveen Multistate Trust II	Nuveen Connecticut Municipal Bond Fund		0001018975	811-07755
184.	Nuveen Multistate Trust II	Nuveen Massachusetts Municipal Bond Fund		0001018975	811-07755
185.	Nuveen Multistate Trust II	Nuveen New Jersey Municipal Bond Fund		0001018975	811-07755
186.	Nuveen Multistate Trust II	Nuveen New York Municipal Bond Fund		0001018975	811-07755
187.	Nuveen Multistate Trust III	Nuveen Georgia Municipal Bond Fund		0001020661	811-07943
188.	Nuveen Multistate Trust III	Nuveen Louisiana Municipal Bond Fund		0001020661	811-07943
189.	Nuveen Multistate Trust III	Nuveen North Carolina Municipal Bond Fund		0001020661	811-07943
190.	Nuveen Multistate Trust III	Nuveen Tennessee Municipal Fund		0001020661	811-07943
191.	Nuveen Multistate Trust IV	Nuveen Kansas Municipal Bond Fund		0001018973	811-07751
192.	Nuveen Multistate Trust IV	Nuveen Kentucky Municipal Bond Fund		0001018973	811-07751
193.	Nuveen Multistate Trust IV	Nuveen Michigan Municipal Bond Fund		0001018973	811-07751
194.	Nuveen Multistate Trust IV	Nuveen Missouri Municipal Bond Fund		0001018973	811-07751
195.	Nuveen Multistate Trust IV	Nuveen Ohio Municipal Bond Fund		0001018973	811-07751
196.	Nuveen Multistate Trust IV	Nuveen Wisconsin Municipal Fund		0001018973	811-07751
197.	Nuveen Municipal Trust	Nuveen All-American Municipal Bond Fund		0001020660	811-07873
198.	Nuveen Municipal Trust	Nuveen High Yield Municipal Bond Fund		0001020660	811-07873
199.	Nuveen Municipal Trust	Nuveen Inflation Protected Municipal Bond Fund		0001020660	811-07873
200.	Nuveen Municipal Trust	Nuveen Intermediate Duration Municipal Bond Fund		0001020660	811-07873
201.	Nuveen Municipal Trust	Nuveen Limited Term Municipal Bond Fund		0001020660	811-07873
202.	Nuveen Investment Funds, Inc.	Nuveen Short Term Municipal Bond Fund		0000820892	811-05309
203.	Nuveen Investment Funds, Inc.	Nuveen Minnesota Intermediate Municipal Bond Fund		0000820892	811-05309
204.	Nuveen Investment Funds, Inc.	Nuveen Minnesota Municipal Bond Fund		0000820892	811-05309
205.	Nuveen Investment Funds, Inc.	Nuveen Nebraska Municipal Bond Fund		0000820892	811-05309
206.	Nuveen Investment Funds, Inc.	Nuveen Oregon Intermediate Municipal Bond Fund		0000820892	811-05309

207.	Nuveen Investment Funds, Inc.	Nuveen Core Plus Bond Fund (FKA - Nuveen Core Bond Fund)		0000820892	811-05309

208.	Nuveen Investment Funds, Inc.	Nuveen High Income Bond Fund		0000820892	811-05309
209.	Nuveen Investment Funds, Inc.	Nuveen Inflation Protected Securities Fund		0000820892	811-05309
210.	Nuveen Investment Funds, Inc.	Nuveen Intermediate Government Bond Fund		0000820892	811-05309
211.	Nuveen Investment Funds, Inc.	Nuveen Intermediate Term Bond Fund		0000820892	811-05309
212.	Nuveen Investment Funds, Inc.	Nuveen Short Term Bond Fund		0000820892	811-05309
213.	Nuveen Investment Funds, Inc.	Nuveen Strategic Income Fund (FKA - Nuveen Total Return Bond Fund)		0000820892	811-05309
214.	Nuveen Investment Funds, Inc.	Nuveen Equity Index Fund		0000820892	811-05309
215.	Nuveen Investment Funds, Inc.	Nuveen Mid Cap Index Fund		0000820892	811-05309
216.	Nuveen Investment Funds, Inc.	Nuveen Small Cap Index Fund		0000820892	811-05309
217.	Nuveen Investment Funds, Inc.	Nuveen Dividend Value Fund ( FKA - Nuveen Equity Income		0000820892	811-05309
.		Fund )
218.	Nuveen Investment Funds, Inc.	Nuveen Mid Cap Value Fund		0000820892	811-05309
219.	Nuveen Investment Funds, Inc.	Nuveen Small Cap Value Fund		0000820892	811-05309
220.	Nuveen Investment Funds, Inc.	Nuveen Large Cap Value Fund		0000820892	811-05309

APPENDIX A (Continued)

	Registrant	Name	TICKER	CIK	File Number
221.	Nuveen Investment Funds, Inc.	Nuveen International Fund		0000820892	811-05309
222.	Nuveen Investment Funds, Inc.	Nuveen International Select Fund		0000820892	811-05309
223.	Nuveen Investment Funds, Inc.	Nuveen Quantitative Enhanced Core Equity Fund		0000820892	811-05309
224.	Nuveen Investment Funds, Inc.	Nuveen Tactical Market Opportunities Fund		0000820892	811-05309
225.	Nuveen Investment Funds, Inc.	Nuveen Large Cap Growth Opportunities Fund		0000820892	811-05309
226.	Nuveen Investment Funds, Inc.	Nuveen Mid Cap Growth Opportunities Fund		0000820892	811-05309
227.	Nuveen Investment Funds, Inc.	Nuveen Small Cap Growth Opportunities Fund		0000820892	811-05309
228.	Nuveen Investment Funds, Inc.	Nuveen Large Cap Select Fund		0000820892	811-05309
229.	Nuveen Investment Funds, Inc.	Nuveen Mid Cap Select Fund		0000820892	811-05309
230.	Nuveen Investment Funds, Inc.	Nuveen Small Cap Select Fund		0000820892	811-05309
231.	Nuveen Investment Funds, Inc.	Nuveen Global Infrastructure Fund		0000820892	811-05309
232.	Nuveen Investment Funds, Inc.	Nuveen Real Asset Income Fund		0000820892	811-05309
233.	Nuveen Investment Funds, Inc.	Nuveen Real Estate Securities Fund		0000820892	811-05309
234.	Nuveen Strategy Funds, Inc.	Nuveen Strategy Aggressive Growth Allocation Fund		0001017927	811-07687
235.	Nuveen Strategy Funds, Inc.	Nuveen Strategy Growth Allocation Fund		0001017927	811-07687
236.	Nuveen Strategy Funds, Inc.	Nuveen Strategy Balanced Allocation Fund		0001017927	811-07687
237.	Nuveen Strategy Funds, Inc.	Nuveen Strategy Conservative Allocation Fund		0001017927	811-07687